Exhibit 99.1

GoldMining Reports Management Change

Designated News Release

Vancouver, British Columbia – January 2, 2026 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) announces that Paulo Pereira has resigned from his role as President of the Company to assume the role of Country Manager, Brazil. Alastair Still, Chief Executive Officer of the Company, will assume the additional role of President, effective January 1, 2026.

Alastair Still, President and Chief Executive Officer of GoldMining, commented: "Appointing Paulo Pereira as Country Manager, Brazil is a step that allows Paulo to focus attention directly on the Company’s projects in Brazil, including the continuation of exploration activities at the São Jorge Project in Pará State which has just completed the largest exploration program in the history of the Company. Paulo has been an integral part of the GoldMining team from the early beginnings of Brazil Resources Inc., and his extensive knowledge of our projects and the Brazilian exploration and mining industry are an important component of our efforts to unlock value from our portfolio of projects in Brazil, including at the highly prospective regional-scale São Jorge Project in the rapidly emerging Tapajós gold district."

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 19.1 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, President and CEO
Telephone: (855) 630-1001

Email: info@goldmining.com